November 5, 2018

Brian L. Roberts
Chairman and Chief Executive Officer
NBCUniversal Media, LLC
30 Rockefeller Plaza
New York, NY 10112-0015

       Re: NBCUniversal Media LLC
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed January 31, 2018
           Form 10-Q for the Fiscal Quarter Ended September 30, 2018 Filed October 25, 2018
           File No. 001-36438

Dear Mr. Roberts:

        We have reviewed your October 9, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.
Unless we note otherwise, our reference to prior comment is to a comment in our September 24,
2018 letter

Form 10-Q for the Fiscal Quarter Ended September 30, 2018

NBCUniversal Media, LLC Financial Statements
Note 3: Revenue
Distribution, page 61

1. We note your response to prior comment 1. Please revise your disclosures in future filings to clarify that you consider your distribution agreements to be functional licenses of intellectual property. Please refer to ASC 606-10-50-12.
 Brian L. Roberts
NBCUniversal Media, LLC
November 5, 2018
Page 2

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameBrian L. Roberts                        Sincerely,
Comapany NameNBCUniversal Media, LLC
                                                          Division of
Corporation Finance
November 5, 2018 Page 2                                   Office of
Telecommunications
FirstName LastName